UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2011

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Evolution Litigation

       As previously disclosed, on July 14, 2011: (i) the Supreme Court of the
State of New York (the “Court”) orally granted the motion of Evolution CDC SPV
Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd.
(collectively, “Evolution”), to prevent CDC Corporation, the parent company of
CDC Software Corporation (“CDC Software”) from transferring or disposing of assets before the Court enters its final judgment in the Evolution v. CDC
Corporation litigation (the “Evolution Matter”); and (ii) CDC Corporation filed a motion with the Court seeking clarification of that order and/or a modification of it in order to permit CDC Corporation to pursue various pre-planned transactions to obtain the cash necessary to either pay Evolution or to post a bond to supersede the Court’s final judgment once entered should CDC
Corporation elect to pursue an appeal.  On September 1, 2011, the Court denied
CDC Corporation’s request to modify its prior order.

       On September 8, 2011, the Court entered summary judgment in favor of
Evolution on its claims against CDC Corporation in the amount of $65.4 million.
According to the Court’s summary judgment order, this amount will accrue interest at a rate of 18% per annum until the judgment is paid in full.

       In connection with the Court’s entry of summary judgment, CDC Corporation also received a Notice of Entry of Judgment and Restraining Notice on September
8, 2011 informing CDC Corporation of the Court’s entry of judgment on this date and directing CDC Corporation that it is prohibited from making or suffering any sale, assignment or transfer of, or any interference with any property in which it has an interest except upon direction of the sheriff or pursuant to an order of the Court until the judgment is satisfied or the order is vacated.

       Evolution has also commenced certain post-judgment discovery into the location of assets of CDC Corporation.

       CDC Corporation is currently considering all available options, including an appeal of this judgment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: September 16, 2011	By:	John Clough
	Name:	John Clough
	Title:	Chief Executive Officer